

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

<u>Via U.S. Mail and Facsimile 585.546.5433</u>

David P. Gardner
Executive Vice President and Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, NY 14604

> **Re:** **Home Properties, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 31, 2010**
> **Form 10-Q for period ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 1-13136**

Dear Mr. Gardner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief